SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)

RMR INDUSTRIALS, INC.

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

74967B 507

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 74967B 507

1.	NAME OF REPORTING PERSON: Edward Czuker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER:	774,725 shares Class B Common Stock
6.	SHARED VOTING POWER:	-0-
7.	SOLE DISPOSITIVE POWER:	774,725 shares Class B Common Stock
8.	SHARED DISPOSITIVE POWER:	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

774,725 shares Class B Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.2%

12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 74967B 507

1.	NAME OF REPORTING PERSON: Legado Del Rey, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER:	774,725 shares Class B Common Stock
6.	SHARED VOTING POWER:	-0-
7.	SOLE DISPOSITIVE POWER:	774,725 shares Class B Common Stock
8.	SHARED DISPOSITIVE POWER:	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

774,725 shares Class B Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.2%

12.	TYPE OF REPORTING PERSON

00

Item 1(a)	Name of Issuer: RMR Industrials, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212

Item 2(a)	Name of Persons Filing: Edward Czuker and Legado Del Rey, LLC

Item 2(b)	Address: 121 South Beverly Drive, Beverly Hills, California 90212.

Item 2(c)	Citizenship: Mr. Czuker: U.S.A.; Legado Del Rey, LLC, a California limited liability company

Item 2(d)	Title of Class of Securities: Class B Common Stock

Item 2(e)	CUSIP Number: 74967B 507

Item 3	Statement filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4	Ownership:

The information set forth on pages 2 and 3 of this Schedule 13G is hereby incorporated herein by this reference.

Legado Del Rey, LLC (“Legado”) received 15,494,500 shares of Class A Common Stock of the Issuer (including the 774,725 shares of Class B Common Stock into which such shares are convertible, the “Legado Shares”) in consideration for 15,494,500 shares of Class A Common Stock of RMR IP, Inc., a Nevada corporation, pursuant to an Agreement and Plan of Merger dated as of February 27, 2015 (the “Agreement”), by and among the Issuer, OLYB Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of the Issuer, and RMR IP, Inc.

Edward Czuker is the sole manager of Legado and has the sole right to vote and direct the disposition of the Legado Shares. Accordingly, Mr. Czuker may be deemed to beneficially own the Legado Shares.

The Class A Common Stock is convertible into Class B Common Stock at the rate of 20 shares of Class A for one share of Class B. Based on 833,457 shares of Class B Common Stock outstanding as of December 28, 2015, as reported in the Issuer’s Form 10-K filed with the SEC on December 29, 2015, plus the 774,725 shares of Class B Common Stock issuable upon conversion of 15,494,500 shares of Class A Common Stock, the percentage of the Class B Common Stock beneficially owned by the Reporting Persons is 48.2%.

The Class B Common Stock has very limited voting rights and does not have the right to vote in the election of directors. The filing of this Schedule 13G shall not be deemed an admission by either Reporting Person that it is subject to the reporting requirements of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended.

The Reporting Persons have entered into a Joint Filing Agreement dated as of April 27, 2016, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2016

/s/ Edward Czuker

Edward Czuker

LEGADO DEL REY, LLC

By	/s/ Edward Czuker
Edward Czuker, Manager

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13G (including any and all amendments thereto) with respect to the shares of Class B Common Stock, par value $0.001 per share, of RMR Industrials, Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13G (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Dated: April 27, 2016

/s/ Edward Czuker

Edward Czuker

LEGADO DEL REY, LLC

By	/s/ Edward Czuker
Edward Czuker, Manager